[redacted]

09059853

AB X
3/16

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-47398

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **BGB SECURITIES, INC.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1100 N. Glebe Road, Suite 1040
(No. and Street)

Arlington, DC 22201
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Sarah Q. Zhang (703) 528-7788
(Area Code-Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WILLIAM BATDORF & COMPANY, P.C.
(Name- *if individual, state last, first, middle name*)

1750 K STREET, NW, SUITE 375, WASHINGTON, DC 20006
(Address) (City) (State) (Zip Code)

SEC Mail Processing
Section
MAR 02 2009
Washington, DC
111

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)2.

 Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Sarah Q. Zhang, swear (or affirm) that, to the best of my knowledge and belief that the accompanying financial statements and supporting schedules pertaining to the firm of BGB Securities, Inc., as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of customer, except as follows:

Commonwealth of Virginia Notary Public

Reg # 344612
Exp 01/31/2011

Notary Public

Signature

Treasurer/Secretary/FINOP
Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditor's report on internal accounting control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BGB SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION
AND INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2008

TELEPHONE
(202) 331-1040
FACSIMILE
(202) 659-1293

WILLIAM BATDORF & COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
1750 K STREET, N.W., SUITE 375
WASHINGTON, DC 20006

INDEPENDENT AUDITORS' REPORT

Board of Directors
BGB Securities, Inc.:

We have audited the accompanying statement of financial condition of BGB Securities, Inc. (the Company) as of December 31, 2008. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of BGB Securities, Inc. at December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

February 23, 2008

William Batdorf & Company, P.C.

BGB SECURITIES, INC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2008

ASSETS

Cash and cash equivalents	$ 88,623
Receivable from clearing organization	43,935
Securities owned - at market value	692,443
Accrued interest receivable	13,694
Deposit held by clearing organization	100,000
Total assets	$ 938,695

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities	
Accounts payable and accrued expenses	$ 272,525
Payable to parent company	380,219
Trades not yet settled	-
Accrued commissions	58,330
Total liabilities	711,074
Stockholder's equity	
Common stock (no par value, 1,500 shares authorized, 100 shares issued and outstanding)	280,174
Retained earnings	(52,553)
Total stockholder's equity	227,621
Total liabilities and stockholder's equity	$ 938,695

See accompanying notes to financial statements.

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS

BGB Securities, Inc. (Company) was formed on August 5, 1999, as a corporation under the laws of Delaware. The Company is a wholly-owned subsidiary of Aegis Financial Corporation (Parent Company), who provides investment management services to the Aegis Value Fund, Aegis High Yield Fund and other investors.

As an introducing broker, the Company is registered with the SEC and is a member of the Financial Industry Regulatory Authority (FINRA). The Company provides securities brokerage and trading services to both individuals and institutional entities, and executed portfolio transactions on behalf of the Aegis Value Fund and Aegis High Yield Fund through March 1, 2006.

Certain officers and directors of these funds are also officers and directors of the Company.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of BGB Securities, Inc. (the Company) are in accordance with accounting principles generally accepted in the United States of America applied on a basis consistent with that of the preceding years.

Revenue Recognition

Securities transactions and related commissions are recorded on a trade date basis. Investment banking revenue is recorded as follows: financial advisory and consulting fees as services are performed and underwriting fees at the time the underwriting is completed and income is reasonably determinable. The portion of commission revenues which represent commission reserves are recorded as an expense and liability at the same time the revenues are recognized.

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements. Such estimates also affect the reported amounts of revenue and expenses during the reporting period. Actual results could vary from the estimates that were used.

Cash and Cash Equivalents

For purposes of reporting cash flows, the Company considers all highly liquid investments a maturity of three months or less to be cash equivalents.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Investments

During 2008, the Company classified all investments held as "available-for-sale." Securities classified as "available-for-sale" are carried in the financial statements at fair value. Realized gains and losses are calculated on the first-in first-out method and are included in earnings; unrealized holding gains and losses are reported in other comprehensive income.

Trading gains and losses on investments bought with the intention to be sold in the near term are shown net and included in non-operating income.

Receivable from Clearing Organization

Receivable from clearing organization represents commissions on customer trades, and is recorded on a trade-date basis. All accounts receivable are generally collected within 30 days. However, the Company provides an allowance for doubtful accounts that is based upon a review of outstanding receivables, historical collection information, and existing economic conditions. Delinquent receivables are written off based on individual credit evaluation and specific circumstances of the customer. Management believes all significant receivables are collectible and, therefore, no valuation allowance has been established at December 31, 2008.

Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Income Taxes

Effective January 1, 2003, the Parent Company elected S corporation status and the Company elected "QSub" status. Earnings and losses after this date are included in the personal income tax returns of the stockholders of the Parent Company, and are taxed depending on their personal tax strategies. Accordingly, more likely than not, the Company will not incur additional income tax obligations from any tax on built-in gains realized during the ten year period ending December 31, 2012.

NOTE 3 - SECURITIES OWNED

Securities owned consist of investment securities at market value, as follows:

Equity securities	$ 329,193
Corporate debt securities	363,250
Total	$ 692,343

NOTE 4 - RECEIVABLE FROM CLEARING ORGANIZATION

As an introducing broker, the Company has entered into a clearing agreement with National Financial Services, LLC (NFS) as the clearing agent. The agreement is in effect until August 2007, and thereafter may be renewed annually. Either party may terminate the agreement on 90 days written notice. At December 31, 2008, the receivable from NFS consisted of commission receivable of $43,935

NOTE 5 - RETIREMENT PLAN

The Company has a profit sharing plan that covers all employees that meet the plan's eligibility requirements. Contributions to the profit sharing plan are made at the discretion of the Board of Directors. The Company has elected not to make a contribution to the profit sharing plan for 2008.

NOTE 6 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities Exchange Commission Rule 15c-3 (Net Capital Rule), which prohibits a broker-dealer from engaging in securities transactions when its aggregate indebtedness exceeds 15 times its net capital, as those terms are defined in the Net Capital Rule, and also provides that equity capital may not be withdrawn, or cash dividends paid, if the resulting net capital ratio would exceed 10 to 1. The Company's net capital was $76,157 as of December 31, 2008, which was $26,157 in excess of its required minimum net capital of $50,000. The Company's net capital ratio of aggregate indebtedness to net capital was .09 to 1 as of December 31, 2008.

NOTE 7 - CONCENTRATIONS OF CREDIT RISK

Financial instruments that potentially subject the Company to concentrations of credit risk consist of the receivable from clearing organization and cash and cash equivalents. The Company grants credit terms in the normal course of business to its clearing brokers for payment of commissions for customer trades. As part of its ongoing procedures, the Company monitors the credit worthiness of its clearing broker.

The Company maintains cash in bank deposit accounts that, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. Management believes the Company is not exposed to any significant risk related to cash.

NOTE 8 - FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company has a number of financial instruments. The fair value of all financial instruments does not differ materially from their related aggregate carrying values recorded in the accompanying statement of financial condition at December 31, 2008.

Cash and cash equivalents, receivable from clearing organization, and debt are carried at cost, which approximates fair value.

NOTE 9 - RELATED PARTIES

The Company has entered into an agreement with the Parent Company. The Parent Company provides administrative and management services to the Company, including office space, equipment, personnel, securities quotes and information services. In return, the Company pays the Parent Company an administrative fee equal to 90% of operating profits. During 2008, the Company recorded management fees totaling $388,166 in connection with this agreement. The rate in the above agreement is reviewed annually and may be adjusted if mutually agreed to by both parties. At December 31, 2008, the Company had an amount due to the Parent Company of $380,219 for unpaid management fees.

The Parent Company has entered into agreements with its stockholders to purchase their stock in the event of death, total disability, involuntary withdrawal or voluntary withdrawal. A formula, depending on the date and/or timing of the event, determines the purchase price of the stock. There is no agreement for the Company to fund this obligation, if incurred by the Parent Company.

NOTE 10 - OTHER REGULATORY REQUIREMENTS

The Company does not hold any funds or securities for the accounts of customers and clears all its customers transactions through another broker-dealer on a fully disclosed basis. It is therefore exempt for the customer reserve requirements of the Securities and Exchange Commission Rule 15c3-3 under Section (k)(2)(ii).